Exhibit 99.1

GLASS HOUSE BRANDS INC.

AMENDED AND RESTATED

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

AS OF

MARCH 31, 2023 AND DECEMBER 31, 2022

AND FOR THE THREE MONTHS ENDED

MARCH 31, 2023 AND 2022

Notice to Reader

Please be advised that the following changes were made to the Unaudited Condensed Consolidated Interim Consolidated Financial Statements related to the accounting treatment for the periods ended March 31, 2023 and 2022:

-	Reclassifications to conform with current year presentation.

-	Correction of certain intercompany sales transacted through third-party distributors that were previously presented as third-party sales and not eliminated.

-	Correction of distributor fees from consumer packaged goods sales included in cost of goods which should have been a reduction in revenues.

-	Corrections of purchase price allocations and impairments.

-	Tax adjustments related to the above.

The impact of the restatement on the annual financial statements relates solely to accounting changes made to previously disclosed transactions. The cumulative impact on the financial statements is further described in Note 3.

April 1, 2024

To the Board of Directors and Shareholders of Glass House Brands Inc.:

The accompanying amended and restated financial statements in this interim report were prepared by management of Glass House Brands, Inc. (“Glass House Brands” or the “Company”), and were reviewed and approved by the Board of Directors of Glass House Brands.

Management is responsible for the amended and restated financial statements and believes that they fairly present the Company’s financial condition and results of operation in conformity with accounting standards generally accepted in the United States of America. Management has included in the Company’s amended and restated financial statements amounts based on estimates and judgments that it believes are reasonable, under the circumstances.

These amended and restated financial statements have been reviewed by the Company’s auditor, Macias Gini & O’Connell LLP.

GLASS HOUSE BRANDS INC.

Table of Contents

Page(s)

Amended and Restated Unaudited Condensed Consolidated Balance Sheets	1

Amended and Restated Unaudited Condensed Interim Consolidated Statements of Operations	2

Amended and Restated Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Amended and Restated Unaudited Condensed Interim Consolidated Statements of Cash Flows	4 – 5

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements	6 – 28

GLASS HOUSE BRANDS INC.

Amended and Restated Condensed Consolidated Balance Sheets

As of March 31, 2023 and December 31, 2022

	As Restated, Note 3
	2023	2022
	Unaudited
ASSETS

Current Assets:
Cash	$13,368,251	$11,143,502
Restricted Cash	3,000,000	3,000,000
Accounts Receivable, Net	2,526,728	4,788,748
Prepaid Expenses and Other Current Assets	4,386,811	7,756,072
Inventory	13,273,658	10,950,071
Notes Receivable	1,300,843	1,255,843

Total Current Assets	37,856,291	38,894,236

Operating Lease Right-of-Use Assets, Net	10,562,451	10,847,642
Finance Lease Right-of-Use Assets, net	270,920	285,971
Long Term Investments	1,982,495	4,246,192
Property, Plant and Equipment, Net	214,202,192	216,430,924
Intangible Assets, Net	29,978,835	35,921,835
Goodwill	23,653,318	37,797,301
Deferred Tax Asset, Net	1,435,843	1,512,332
Other Assets	4,752,976	4,692,135

TOTAL ASSETS	$324,695,321	$350,628,568

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$24,626,998	$21,969,516
Income Taxes Payable	9,605,501	7,601,074
Contingent Shares and Earnout Liabilities	18,059,429	14,656,666
Shares Payable	8,595,925	8,588,915
Current Portion of Operating Lease Liabilities	1,122,962	1,077,971
Current Portion of Finance Lease Liabilities	70,256	66,790
Current Portion of Notes Payable	48,037	40,237

Total Current Liabilities	62,129,108	54,001,169

Operating Lease Liabilities, Net of Current Portion	9,560,477	9,859,232
Finance Lease Liabilities, Net of Current Portion	195,099	214,017
Other Non-Current Liabilities	3,055,262	2,800,823
Notes Payable, Net of Current Portion	62,886,638	62,618,711

TOTAL LIABILITIES	137,826,584	129,493,952

MEZZANINE NON-CONTROLLING INTEREST:
GH Group, Inc. Preferred Series B Shares (no par value, 55,000 shares authorized, 49,969 shares issued and outstanding as of March 31, 2023 and December 31, 2022)	53,113,722	51,774,193

GH Group, Inc. Preferred Series C Shares (no par value, 5,000 shares authorized, 5,000 and 4,700 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively)	5,184,888	4,759,925

SHAREHOLDERS' EQUITY:
Multiple Voting Shares (No par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of March 31, 2023 and December 31, 2022)	-	-
Subordinate Voting Shares (No par value, unlimited shares authorized, 57,411,921 and 55,653,855 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively)	-	-
Exchangeable Shares (No par value, unlimited shares authorized, 10,964,205 and 12,566,550 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively)	-	-
Additional Paid-In Capital	263,242,507	261,527,245
Accumulated Deficit	(127,411,658)	(92,665,231)

Total Shareholders' Equity Attributable to the Company	135,830,849	168,862,014
Non-Controlling Interest	(7,260,722)	(4,261,516)

TOTAL SHAREHOLDERS' EQUITY	186,868,737	221,134,616

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$324,695,321	$350,628,568

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Amended and Restated Unaudited Condensed Interim Consolidated Statements of Operations

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	As Restated, Note 3

	2023	2022
Revenues, Net	$27,554,710	$12,170,142
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	14,980,859	10,465,613

Gross Profit	12,573,851	1,704,529

Operating Expenses:
General and Administrative	11,386,052	9,423,297
Sales and Marketing	652,253	865,760
Professional Fees	1,499,934	2,570,506
Depreciation and Amortization	3,836,390	2,607,494
Impairment Expense for Goodwill	14,143,983	-
Impairment Expense for Intangible Assets	5,526,000	-

Total Operating Expenses	37,044,612	15,467,057

Loss from Operations	(24,470,761)	(13,762,528)

Other Expense (Income):
Interest Expense	2,080,294	1,197,529
Interest Income	(45,034)	-
Loss on Equity Method Investments	2,263,697	353,659
(Gain) on Change in Fair Value of Derivative Liabilities	(13,227)	-
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	3,409,774	6,481,242
Other Expense, Net	242,635	16,105

Total Other Expense, Net	7,938,139	8,048,535

Loss from Operations Before Provision for Income Tax Expense	(32,408,900)	(21,811,063)
Provision for Income Tax Expense (Benefit)	2,374,261	(1,397,669)

Net Loss	(34,783,161)	(20,413,394)

Net Loss Attributable to Non-Controlling Interest	(36,734)	(22,596)

Net Loss Attributable to the Company	$(34,746,427)	$(20,390,798)

Loss Per Share - Basic and Diluted	$(0.52)	$(0.36)

Weighted-Average Shares Outstanding - Basic and Diluted	72,460,677	57,200,435

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Amended and Restated Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Multiple Voting	Equity	Exchangeable Voting	Additional Paid-In	Accumulated	TOTAL EQUITY ATTRIBUTABLE TO	Mezzanine Non- Controlling Equity Preferred	Mezzanine Non- Controlling Equity Preferred	Non-Controlling	TOTAL SHAREHOLDERS'
	Shares	Shares	Shares	Capital	Deficit	SHAREHOLDERS	Series B	Series C	Interest	EQUITY
BALANCE AS OF DECEMBER 31, 2021	4,754,979	38,563,405	18,256,784	$241,896,900	$(59,762,210)	$182,134,690	$-	$-	$(197,774)	$181,936,916
Net Loss	-	-	-	-	(20,390,798)	(20,390,798)	-	-	(22,596)	(20,413,394)
Share-Based Compensation from Options and RSU's	-	-	-	2,682,457	-	2,682,457	-	-	-	2,682,457
Reclassification of Series A Preferred Shares to Non-Controlling Interests	-	-	-	(29,487,835)	-	(29,487,835)	-	-	29,487,835	-
Issuance for Conversion of Exchangeable Shares	-	1,809,340	(1,809,340)	-	-	-	-	-	-	-
Shares Issued for Exercise of Options	-	129,736	-	99,898	-	99,898	-	-	-	99,898
Shares Issued for Exercise of Restricted Stock Units	-	250,510	-	-	-	-	-	-	-	-
Distributions to Preferred Shareholders	-	-	-	(869,721)	-	(869,721)	-	-	-	(869,721)
BALANCE AS OF MARCH 31, 2022	4,754,979	40,752,991	16,447,444	$214,321,699	$(80,153,008)	$134,168,691	$-	$-	$29,267,465	$163,436,156

BALANCE AS OF DECEMBER 31, 2022	4,754,979	55,653,855	12,566,550	$261,527,245	$(92,665,231)	$(168,862,014)	$51,774,193	$4,759,925	$(4,261,516)	$221,134,616
Net Loss	-	-	-	-	(34,746,427)	(34,746,427)	-	-	(36,734)	(34,783,161)
Share-Based Compensation from Options and RSU's	-	-	-	1,631,088	-	1,631,088	-	-	-	1,631,088
Issuance of Series C Preferred Shares and Warrants	-	-	-	84,174	-	84,174	-	215,826	-	300,000
Adjustment of Series C Preferred Shares to Redemption Value	-	-	-	-	-	-	-	84,174	(84,174)	-
Issuance for Conversion of Exchangeable Shares	-	1,602,345	(1,602,345)	-	-	-	-	-	-	-
Shares Issued for Exercise of Restricted Stock Units	-	155,721	-	-	-	-	-	-	-	-
Distributions to Non-Controlling Interest Holders	-	-	-	-	-	-	-	-	(46,308)	(46,308)
Dividends - Preferred Shareholders	-	-	-	-	-	-	1,339,529	124,963	(2,831,990)	(1,367,498)
BALANCE AS OF MARCH 31, 2023	4,754,979	57,411,921	10,964,205	$263,242,507	$(127,411,658)	$135,830,849	$53,113,722	$5,184,888	$(7,260,722)	$186,868,737

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Amended and Restated Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	As Restated, Note 3

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(34,783,161)	$(20,413,394)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:
Deferred Tax Expense (Benefit)	76,489	(2,153,581)
Bad Debt Expense, Net of Recoveries	(81,266)	80,110
Depreciation and Amortization	3,836,388	2,607,494
Loss on Equity Method Investments	2,263,697	353,659
Impairment Expense for Goodwill	14,143,983	-
Impairment Expense for Intangible Assets	5,526,000	-
Non-Cash Operating Lease Costs	285,191	61,509
Accretion of Debt Discount and Loan Origination Fees	245,035	260,540
Gain on Change in Fair Value of Derivative Liabilities	(13,227)	-
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	3,409,774	6,481,242
Share-Based Compensation	1,631,088	2,682,457
Changes in Operating Assets and Liabilities:
Accounts Receivable	2,343,286	341,548
Prepaid Expenses and Other Current Assets	3,369,261	(2,047,028)
Inventory	(2,323,587)	(1,057,856)
Other Assets	(47,614)	(968,335)
Accounts Payable and Accrued Liabilities	2,571,734	(2,252,375)
Income Taxes Payable	2,004,427	498,150
Operating Lease Liabilities	(253,764)	(57,891)
Other Non-Current Liabilities	254,440	105,332

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	4,458,174	(15,478,419)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(1,089,858)	(12,876,481)
Issuance of Note Receivable	(45,000)	-
Contributions to Equity Method Investments	-	(100,068)

NET CASH USED IN INVESTING ACTIVITIES	(1,134,858)	(12,976,549)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	42,638	-
Proceeds from the Issuance of Preferred Shares	300,000	-
Payment on Financing Lease	(15,453)	-
Payments on Notes Payable, Third Parties and Related Parties	(11,946)	(9,292)
Cash Received Upon Issuance of Equity	-	99,898
Distributions to Non-Controlling Interest Holders	(46,308)	-
Distributions to Preferred Shareholders	(1,367,498)	(869,721)

NET CASH USED IN FINANCING ACTIVITIES	(1,098,567)	(779,115)

NET INCREASE (DECREASE) IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	2,224,749	(29,234,083)
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	14,143,502	54,066,831

CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$16,368,251	$24,832,748

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Amended and Restated Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	As Restated, Note 3

	2023	2022
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$1,597,007	$1,369,055
Cash Paid for Taxes	$38,906	$152,431

Non-Cash Investing and Financing Activities:
Adjustment of Series C Preferred Shares to Redemption Value	$84,174	$-
Interest Capitalized to Property and Equipment	$85,748	$-

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.          NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates exclusively in the state of California. The Company, through its subsidiaries cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares (the “Subordinate Voting Shares”), restricted voting shares (the “Restricted Voting Shares”) and limited voting shares (the “Limited Voting Shares”, and collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and common share purchase warrants are listed on the NEO Exchange Inc., trading under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. The Equity Shares and common share purchase warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF”, respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8 Canada.

Liquidity

Historically, the Company’s primary source of liquidity has been its operations, capital contributions made by equity investors and debt issuances. The Company is meeting its current operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the three months ended March 31, 2023, the Company had an accumulated deficit of $127,411,658, a net loss attributable to the Company of $34,746,427 and net cash provided by operating activities of $4,458,174. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term.

The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages its liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to the Company.

The significant accounting policies and critical estimates applied by the Company in these Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements are the same as those applied in the Company’s audited Consolidated Financial Statements and accompanying notes for the year ended December 31, 2022 and 2021, unless disclosed otherwise below. The Company’s audited Consolidated Financial Statements for the year ended December 31, 2022 and 2021, filed on March 31, 2023, can be found on SEDAR+ at www.sedarplus.com.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method.

All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of March 31, 2023 and December 31, 2022, the consolidated results of operations and cash flows for the three months ended March 31, 2023 and 2022 have been included.

The accompanying Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2022, and the related notes thereto, and have been prepared using the same accounting policies described therein.

Basis of Consolidation

These Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2023 and for the three months ended March 31, 2023 and 2022 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in ASC 810. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

Segmented Information

The Company currently operates in one segment, the production and sale of cannabis products, which is how the Company’s Chief Operating Decision Maker manages the business and makes operating decisions. All of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. GH Group issued Series A Preferred Shares which were classified initially in error as additional paid-in-capital within shareholders’ equity whereas they should have been classified within shareholders’ equity as a non-controlling interest. The error resulted in an overstatement of total shareholders’ equity attributable to the Company of approximately $29,487,000 and a corresponding understatement of non-controlling interest of approximately $29,487,000 for the year ended December 31, 2021. An adjustment has been made to the Consolidated Balance Sheet and Consolidated Statement of Changes in Shareholders’ Equity as of and for the three months ended March 31, 2022 to reclassify approximately $29,487,000 in shareholder’s equity. The reclassification was not considered material to any prior period. There were no changes to total current assets, total assets, total current liabilities, total liabilities, total shareholders’ equity, cash flows or profit and loss to any prior period as a result of this reclassification.

Refer to “Note 3 – Correction of Error in Previously Issued Financial Statements” for further disclosure on correction of errors noted subsequent to the issuance of the Consolidated Financial Statements as of March 31, 2023 and the three months ended March 31, 2023 and 2022.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash

Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of March 31, 2023 and December 31, 2022, restricted cash was $3.0 million and $3.0 million, respectively, which is held in an escrow account and used as an interest reserve for the senior term loan agreement. See “Note 13 – Notes Payable and Convertible Debentures” for further discussion.

Loss per Share

The Company calculates basic earnings or loss per share by dividing net earnings or loss by the weighted-average number of the Equity Shares (including the Exchangeable Shares, as defined herein, on an as-exchanged basis) outstanding during the period. Multiple Voting Shares, as defined herein, are excluded from the calculation of earnings or loss per share as they do not participate in earnings or losses. Diluted loss per share is the same as basic loss per share if the issuance of shares on the exercise of convertible debentures, contingent shares, warrants, restricted stock units and share options are anti-dilutive. Diluted earnings per share includes options, warrants, restricted stock units, and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debentures. See “Note 16 – Loss Per Share” for further information.

Recently Adopted Accounting Standards

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Subtopic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”), which is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and the effect of payment terms on subsequent revenue recognized. ASU 2021-08 became effective for the Company beginning January 1, 2023. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

On March 31, 2022, the FASB issued ASU 2022-02, “Financial Instruments—Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures” (“ASU 2022-02”), which eliminates the accounting guidance on troubled debt restructurings for creditors and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 also updates the requirements related to accounting for credit losses under the current guidance and adds enhanced disclosures for creditors with respect to loan refinancing and restructuring for borrowers experiencing financial difficulty. ASU 2022-02 became effective for the Company beginning January 1, 2023. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

Recently Issued Accounting Standards

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842), Common Control Arrangements (ASU 2023-01), which requires an entity to determine whether a related party arrangement between entities under common control is a lease. If the arrangement is determined to be a lease, an entity must classify and account for the lease on the same basis as an arrangement with an unrelated party (on the basis of legally enforceable terms and conditions). ASU 2023-01 is effective for the Company beginning January 1, 2024 with early adoption permitted. The Company is currently evaluating the effect of adopting this accounting standard.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.          CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of the Consolidated Financial Statements as of March 31, 2023 and for the three months ended March 31, 2023 and 2022, the Company discovered misclassifications and oversights which impacted the presentation of the financial statements. In particular, the Company identified certain distributor fees from consumer packaged goods sales included in cost of goods sold which should have been direct reductions to revenues, certain intercompany sales transacted through third-party distributors that were presented as third-party sales, correction of purchase price allocations and impairment of goodwill for certain acquisitions recognized in the first quarter of fiscal year 2023 that have been recognized in fiscal year 2022.

The Company has reviewed applicable accounting guidance and deemed these misclassifications and oversights as errors to previously issued financial statements under ASC 250 “Accounting Changes and Error Corrections”. As a result, adjustments were made to certain financial statement line items of the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows as of, and for the three months ended March 31, 2023 and 2022. The Company performed detailed reviews and analyses of all other financial statement line items and accounting policies and noted no additional corrections were required.

Adjustments and reclasses as noted in the following schedules are as follows:

(1) Reclassifications to conform with current year presentation.

(2) Correction of certain intercompany sales transacted through third-party distributors that were previously presented as third-party sales and not eliminated.

(3) Correction of distributor fees from consumer packaged goods sales included in cost of goods which should have been a reduction in revenues.

(4) Corrections of purchase price allocations and impairments.

(5) Tax adjustments related to the above.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.          CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

The following tables present the summary impacts of the adjustments on our previously reported consolidated balance sheets as of March 31, 2023:

	As of March 31, 2023
	Previously Reported	Reclassifications		Adjustment		As Corrected
	Unaudited
ASSETS
Current Assets:
Cash	$13,368,251	$-		$-		$13,368,251
Restricted Cash	3,000,000	-		-		3,000,000
Accounts Receivable, Net	3,680,981	-		(1,154,253	)(2)	2,526,728
Prepaid Expenses and Other Current Assets	4,627,332	(240,521	)(1)	-		4,386,811
Inventory	14,680,668	(801,148	)(1)	(605,862	)(2)	13,273,658
Notes Receivable	1,300,843	-		-		1,300,843

Total Current Assets	40,658,075	(1,041,669)		(1,760,115)		37,856,291

Operating Lease Right-of-Use Assets, Net	10,562,451	-		-		10,562,451
Finance Lease Right-of-Use Assets, net	-	270,920	(1)	-		270,920
Long Term Investments	1,982,495	-		-		1,982,495
Property, Plant and Equipment, Net	214,473,112	(270,920	)(1)	-		214,202,192
Intangible Assets, Net	29,808,835	-		170,000	(4)	29,978,835
Goodwill	17,227,583	-		6,425,735	(4)	23,653,318
Deferred Tax Asset	1,159,713	-		276,130	(5)	1,435,843
Other Assets	3,711,307	1,041,669	(1)	-		4,752,976

TOTAL ASSETS	$319,583,571	$-		$5,111,750		$324,695,321

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$25,851,509	$(70,256	)(1)	$(1,154,255	)(2)	$24,626,998
Income Taxes Payable	9,412,108	-		193,393	(5)	9,605,501
Contingent Shares and Earnout Liabilities	18,059,429	-		-		18,059,429
Shares Payable	8,595,925	-		-		8,595,925
Current Portion of Operating Lease Liabilities	1,122,962	-		-		1,122,962
Current Portion of Finance Lease Liabilities	-	70,256	(1)	-		70,256
Current Portion of Notes Payable	48,037	-		-		48,037

Total Current Liabilities	63,089,970	-		(960,862)		62,129,108

Operating Lease Liabilities, Net of Current Portion	9,560,477	-		-		9,560,477
Finance Lease Liabilities, Net of Current Portion	-	195,099	(1)	-		195,099
Other Non-Current Liabilities	4,876,640	(195,099	)(1)	(1,626,279	)(5)	3,055,262
Notes Payable, Net of Current Portion	62,886,638	-		-		62,886,638

TOTAL LIABILITIES	140,413,725	-		(2,587,141)		137,826,584

MEZZANINE NON-CONTROLLING INTEREST:
GH Group, Inc. Preferred Series B Shares (no par value, 55,000 shares authorized, 49,969 shares issued and outstanding as of March 31, 2023)	53,113,722	-		-		53,113,722
GH Group, Inc. Preferred Series C Shares (no par value, 5,000 shares authorized, 5,000 shares issued and outstanding as of March 31, 2023)	5,184,888	-		-		5,184,888

SHAREHOLDERS' EQUITY:
Multiple Voting Shares (No par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of March 31, 2023)	-	-		-		-
Subordinate Voting Shares (No par value, unlimited shares authorized, 57,411,921 shares issued and outstanding as of March 31, 2023)	-	-		-		-
Exchangeable Shares (No par value, unlimited shares authorized, 10,964,205 shares issued and outstanding as of March 31, 2023)	-	-		-		-
Additional Paid-In Capital	263,242,507	-		-		263,242,507
Accumulated Deficit	(135,094,269)	-		7,682,611		(127,411,658)

Total Shareholders' Equity Attributable to the Company	186,446,848	-		7,682,611		194,129,459
Non-Controlling Interest	(7,277,002)	-		16,280		(7,260,722)

TOTAL SHAREHOLDERS' EQUITY	179,169,846	-		7,698,891		186,868,737

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$319,583,571	$-		$5,111,750		$324,695,321

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.          CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

The following tables present the summary impacts of the adjustments on our previously reported consolidated statements of operations:

	For the Three Months Ended March 31, 2023				For the Three Months Ended March 31, 2022
	Previously Reported	Adjustment		As Corrected	Previously Reported	Adjustment		As Corrected
Revenues, Net	$29,022,004	$(1,467,294	)(2)(3)	$27,554,710	$13,972,371	$(1,802,229	)(2)(3)	$12,170,142
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	17,065,839	(2,084,980	)(2)(3)	14,980,859	11,633,143	(1,167,530	)(2)(3)	10,465,613

Gross Profit	11,956,165	617,686		12,573,851	2,339,228	(634,699)		1,704,529

Operating Expenses:
General and Administrative	11,386,065	(13)		11,386,052	9,423,297	-		9,423,297
Sales and Marketing	652,253	-		652,253	865,760	-		865,760
Professional Fees	1,499,934	-		1,499,934	2,570,506	-		2,570,506
Depreciation and Amortization	3,836,388	2		3,836,390	2,607,494	-		2,607,494
Impairment Expense for Goodwill	17,480,983	(3,337,000	)(4)	14,143,983	-	-		-
Impairment Expense for Intangible Assets	5,526,000	-		5,526,000	-	-		-

Total Operating Expenses	40,381,623	(3,337,011)		37,044,612	15,467,057	-		15,467,057

Loss from Operations	(28,425,458)	3,954,697		(24,470,761)	(13,127,829)	(634,699)		(13,762,528)

Other Expense (Income):
Interest Expense	2,080,294	-		2,080,294	1,197,529	-		1,197,529
Interest Income	(45,034)	-		(45,034)	-	-		-
Loss on Equity Method Investments	2,263,697	-		2,263,697	353,659	-		353,659
(Gain) on Change in Fair Value of Derivative Liabilities	(13,227)	-		(13,227)	-	-		-
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	3,409,774	-		3,409,774	6,481,242	-		6,481,242
Other Expense, Net	242,622	13		242,635	16,105	-		16,105

Total Other Expense, Net	7,938,126	13		7,938,139	8,048,535	-		8,048,535

Loss from Operations Before Provision for Income Tax Expense	(36,363,584)	3,954,684		(32,408,900)	(21,176,364)	(634,699)		(21,811,063)
Provision for Income Tax Expense (Benefit)	2,421,517	(47,256	)(5)	2,374,261	(1,350,600)	(47,069	)(5)	(1,397,669)

Net Loss	(38,785,101)	4,001,940		(34,783,161)	(19,825,764)	(587,630)		(20,413,394)

Net Loss Attributable to Non-Controlling Interest	(53,014)	16,280	(2)	(36,734)	(22,596)	-		(22,596)

Net Loss Attributable to the Company	$(38,732,087)	$3,985,660		$(34,746,427)	$(19,803,168)	$(587,630)		$(20,390,798)

Loss Per Share - Basic and Diluted	$(0.57)			$(0.52)	$(0.35)			$(0.36)

Weighted-Average Shares Outstanding - Basic and Diluted	72,460,677			72,460,677	57,200,435			57,200,435

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.          CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

The following tables present the summary impacts of the adjustments on our previously reported consolidated statements of cash flows:

	For the Three Months Ended March 31, 2023						For the Three Months Ended March 31, 2022
	Previously Reported	Reclassifications		Adjustment		As Corrected	Previously Reported	Reclassifications		Adjustment		As Corrected
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(38,785,101)	$-		$4,001,940		$(34,783,161)	$(19,825,764)	$-		$(587,630)		$(20,413,394)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:
Deferred Tax Expense (Benefit)	130,159	-		(53,670	)(5)	76,489	(2,036,357)	-		(117,224	)(5)	(2,153,581)
Bad Debt Expense, Net of Recoveries	(81,266)	-		-		(81,266)	80,110	-		-		80,110
Depreciation and Amortization	3,836,388	-		-		3,836,388	2,607,494	-		-		2,607,494
Loss on Equity Method Investments	2,263,697	-		-		2,263,697	353,659	-		-		353,659
Impairment Expense for Goodwill	17,480,983	-		(3,337,000	)(4)	14,143,983	-	-		-		-
Impairment Expense for Intangible Assets	5,526,000	-		-		5,526,000	-	-		-		-
Non-Cash Operating Lease Costs	285,191	-		-		285,191	3,618	57,891	(1)	-		61,509
Accretion of Debt Discount and Loan Origination Fees	245,035	-		-		245,035	260,540	-		-		260,540
Gain on Change in Fair Value of Derivative Liabilities	(13,227)	-		-		(13,227)	-	-		-		-
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	3,409,774	-		-		3,409,774	6,481,242	-		-		6,481,242
Share-Based Compensation	1,631,088	-		-		1,631,088	2,682,457	-		-		2,682,457
Changes in Operating Assets and Liabilities:								-		-
Accounts Receivable	2,053,234	-		290,052	(2)	2,343,286	295,464	-		46,084	(2)	341,548
Prepaid Expenses and Other Current Assets	3,719,723	(350,462	)(1)	-		3,369,261	(2,047,028)	-		-		(2,047,028)
Inventory	(2,623,098)	350,464	(1)	(50,953	)(2)	(2,323,587)	(1,003,109)	-		(54,747	)(2)	(1,057,856)
Other Assets	(47,612)	(2)		-		(47,614)	(968,335)	-		-		(968,335)
Accounts Payable and Accrued Liabilities	3,431,973	-		(860,239	)(2)	2,571,734	(2,895,736)	-		643,361	(2)	(2,252,375)
Income Taxes Payable	1,862,240	-		142,187	(5)	2,004,427	441,944	-		56,206	(5)	498,150
Operating Lease Liabilities	(253,764)	-		-		(253,764)	-	(57,891	)(1)	-		(57,891)
Other Non-Current Liabilities	386,757	-		(132,317	)(5)	254,440	91,382	-		13,950	(5)	105,332

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	4,458,174	-		-		4,458,174	(15,478,419)	-		-		(15,478,419)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(1,089,858)	-		-		(1,089,858)	(12,876,481)	-		-		(12,876,481)
Issuance of Note Receivable	(45,000)	-		-		(45,000)	-	-		-		-
Contributions to Equity Method Investments	-	-		-		-	(100,068)	-		-		(100,068)

NET CASH USED IN INVESTING ACTIVITIES	(1,134,858)	-		-		(1,134,858)	(12,976,549)	-		-		(12,976,549)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	42,638	-		-		42,638	-	-		-		-
Proceeds from the Issuance of Preferred Shares	300,000	-		-		300,000	-	-		-		-
Payment on Financing Lease	(15,453)	-		-		(15,453)	-	-		-		-
Payments on Notes Payable, Third Parties and Related Parties	(11,946)	-		-		(11,946)	(9,292)	-		-		(9,292)
Cash Received Upon Issuance of Equity	-	-		-		-	99,898	-		-		99,898
Distributions to Non-Controlling Interest Holders	(46,308)	-		-		(46,308)	-	-		-		-
Distributions to Preferred Shareholders	(1,367,498)	-		-		(1,367,498)	(869,721)	-		-		(869,721)

NET CASH USED IN FINANCING ACTIVITIES	(1,098,567)	-		-		(1,098,567)	(779,115)	-		-		(779,115)

NET INCREASE (DECREASE) IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	2,224,749	-		-		2,224,749	(29,234,083)	-		-		(29,234,083)
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	14,143,502	-		-		14,143,502	54,066,831	-		-		54,066,831

CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$16,368,251	$-		$-		$16,368,251	$24,832,748	$-		$-		$24,832,748

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.          CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances at its physical locations, which are not currently insured, and with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of March 31, 2023 and December 31, 2022, the Company has not experienced any losses with regards to its cash balances.

The Company provides certain credit terms in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical and projected future trends, and other information. For the three months ended March 31, 2023 and 2022, there were two (2023) and one (2022) customer(s), respectively, that comprised 27% and 25%, respectively, of the Company’s revenues. As of March 31, 2023, the two customers had a balance due to the Company of $3,325,654. As of December 31, 2022, these customers had a balance due to the Company of $5,240,179.

5.          INVENTORY

As of March 31, 2023 and December 31, 2022, inventory consists of the following:

	2023	2022
Raw Materials	$3,407,661	$2,761,602
Work-in-Process	4,777,036	3,977,761
Finished Goods	5,088,961	4,210,708

Total Inventory	$13,273,658	$10,950,071

6.          INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in the Company accounting for these investments under the equity method.

	LOB Group, Inc.	5042 Real Estate Investment, LLC	Lompoc TIC, LLC	TOTAL
Balance at of December 31, 2022	$2,303,470	$1,779,599	$163,123	$4,246,192

(Loss) Gain on Equity Method Investments	(2,303,470)	48,570	(8,797)	(2,263,697)

Balance at March 31, 2023	$-	$1,828,169	$154,326	$1,982,495

During the three months ended March 31, 2023 and 2022, the Company recorded net loss from equity method investments of $2,263,697 and $353,659, respectively. These investments are recorded at the amount of the Company’s initial investment and adjusted for the Company’s share of the investee’s income or loss and dividends paid.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

7.          PROPERTY, PLANT AND EQUIPMENT

As of March 31, 2023 and December 31, 2022, property, plant and equipment consist of the following:

	2023	2022
Land	$70,888,383	$70,888,383
Buildings	140,083,996	140,042,534
Furniture and Fixtures	657,344	471,696
Leasehold Improvements	14,533,299	10,927,265
Equipment and Software	8,258,014	8,050,827
Construction in Progress	3,582,558	6,447,286

Total Property, Plant and Equipment	238,003,594	236,827,991
Less Accumulated Depreciation and Amortization	(23,801,402)	(20,397,067)

Property, Plant and Equipment, Net	$214,202,192	$216,430,924

During the three months ended March 31, 2023 and 2022, the Company recorded depreciation expense of $3,419,388 and $2,567,994, respectively. The amount of depreciation recognized for finance leases during the three months ended March 31, 2023 and 2022 was $15,091 and nil, respectively, see “Note 12 – Leases” for further information. Additionally, during the three months ended March 31, 2023 and 2022, the Company capitalized interest to property and equipment of $85,748 and $432,066, respectively.

8.          INTANGIBLE ASSETS

As of March 31, 2023 and December 31, 2022, intangible assets consist of the following:

	2023	2022
Definite Lived Intangible Assets
Customer Relationships	$587,000	$2,600,000
Intellectual Property	4,777,000	8,290,000

Total Definite Lived Intangible Assets	5,364,000	10,890,000
Less Accumulated Amortization	(1,603,665)	(1,186,665)

Definite Lived Intangible Assets, Net	3,760,335	9,703,335

Indefinite Lived Intangible Assets
Cannabis Licenses	26,218,500	26,218,500

Total Indefinite Lived Intangible Assets	26,218,500	26,218,500

Total Intangible Assets, Net	$29,978,835	$35,921,835

For the three months ended March 31, 2023 and 2022, the Company recorded amortization expense related to intangible assets of $417,000 and $39,500, respectively, as a result of management's response and updated earnings projections for unforeseen changes in market demand in the consumer packaged goods market. During the three months ended March 31, 2023, the Company recognized $2,013,000 and $3,513,000 of other than temporary impairment in customer relationships and intellectual property, respectively. There was no such impairment recognized during the three months ended March 31, 2022.

The following is the future minimum amortization expense to be recognized for the years ended December 31:

December 31:
2023 (remaining)	$661,100
2024	807,933
2025	782,600
2026	662,600
2027	520,102
Thereafter	326,000
Total Future Amortization Expense	$3,760,335

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

9.          GOODWILL

As of March 31, 2023 and December 31, 2022, goodwill was $23,653,318 and $37,797,301, respectively.

The following are activities for goodwill for the three months ended March 31, 2023:

2023
Balance at Beginning of Period	$37,797,301
Impairments During the Period	(14,143,983)

Balance at End of Period	$23,653,318

Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises when the purchase price for acquired businesses exceeds the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss. During the three months ended March 31, 2023, management noted indications of impairment on the goodwill of its CPG reporting unit and recorded an impairment expense of $14,143,983 as a result of management's response and updated earnings projections for unforeseen changes in market demand in the consumer packaged goods market. No such indications of impairment were noted during the three months ended March 31, 2022.

10.        ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of March 31, 2023 and December 31, 2022, accounts payable and accrued liabilities consist of the following:

	2023	2022
Accounts Payable	$8,946,756	$6,005,745
Accrued Liabilities	11,975,090	12,603,940
Accrued Payroll and Related Liabilities	1,506,929	2,089,259
Sales Tax and Cannabis Taxes	2,198,223	1,270,572

Total Accounts Payable and Accrued Liabilities	$24,626,998	$21,969,516

The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of March 31, 2023 and December 31, 2022, was approximately $1,179,000 and $999,000, respectively.

11.        CONTINGENT SHARES AND EARNOUT LIABILITIES

As of March 31, 2023, activity related to the contingent shares and earnout liabilities consist of the following:

Balance at December 31, 2022	$14,656,666
Change in Fair Value of Contingent Liabilities	3,402,763

Balance at March 31, 2023	$18,059,429

During the three months ended March 31, 2023 and 2022, the Company recorded losses on change in fair value of contingent liabilities of $3,402,763 and $6,481,242, respectively.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.        LEASES

The below are the details of the lease cost and other disclosures regarding the Company’s leases for the three months ended March 31, 2023 and 2022:

	2023	2022
Finance Lease Cost:
Amortization of Finance Lease Right-of-Use Assets	$15,051	$-
Interest on Lease Liabilities	13,802	-
Operating Lease Cost	600,418	191,287
Short-Term Lease Costs	254,452	166,945

Total Lease Expenses	$883,723	$358,232

	2023	2022
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Finance Leases	$14,064	$-
Operating Cash Flows from Operating Leases	$568,995	$187,671
Financing Cash Flows from Finance Leases	$15,453	$-

Weighted-Average Remaining Lease Term (Years) - Finance Leases	3	-
Weighted-Average Remaining Lease Term (Years) - Operating Leases	7	7

Weighted-Average Discount Rate - Finance Leases	20.40%	-
Weighted-Average Discount Rate - Operating Leases	12.00%	17.00%

Future minimum lease payments under non-cancelable finance and operating leases as of March 31, 2023 are as follows:

	Operating Leases		Finance Leases
December 31:	Third Parties	Related Parties	Third Parties	Total
2023 (remaining)	$1,030,754	$691,117	$88,552	$1,810,423
2024	1,399,456	931,720	118,069	2,449,245
2025	1,399,104	874,271	148,656	2,422,031
2026	1,372,745	890,899	-	2,263,644
2027	1,126,862	908,026	-	2,034,888
Thereafter	2,138,205	3,166,607	-	5,304,812

Total Future Minimum Lease Payments	8,467,126	7,462,640	355,277	16,285,043
Less Imputed Interest	(2,620,231)	(2,626,096)	(89,923)	(5,336,250)
Present Value of Lease Liability	5,846,895	4,836,544	265,354	10,948,793
Less Current Portion of Lease Liability	(384,814)	(738,148)	(70,256)	(1,193,218)
Present Value of Lease Liability, Net of Current Portion	$5,462,081	$4,098,396	$195,098	$9,755,575

On September 14, 2021, the Company entered into an agreement to lease out a portion of its real property at approximately $500,000 per month for 36 months. However, lease payments to the Company are abated if certain contingencies are met by the lessee. As of March 31, 2023, such contingencies are expected to be met, and as a result, no rental income was recognized by the Company.

The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $800 to $56,000 and expire through November 2032. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.        NOTES PAYABLE AND CONVERTIBLE DEBENTURES

As of March 31, 2023 and December 31, 2022, notes payable consist of the following:

	2023	2022
Term loan payable maturing in November 30, 2026, bearing interest at 10.00 percent per annum	$50,000,000	$50,000,000

Convertible Debentures	16,006,084	16,006,084

Other	472,914	442,222

Total Notes Payable	66,478,998	66,448,306

Less Unamortized Debt Issuance Costs and Loan Origination Fees	(3,544,323)	(3,789,358)

Net Amount	$62,934,675	$62,658,948

Less Current Portion of Notes Payable	(48,037)	(40,237)

Notes Payable, Net of Current Portion	$62,886,638	$62,618,711

Senior Secured Credit Agreement

On December 9, 2021 (the “Senior Secure Closing Date”), the Company entered into a senior secured term loan agreement, as amended (the “Credit Agreement”), for total available proceeds of up to $100,000,000 with funds managed by a U.S.-based private credit investment fund and other third-party lenders (together, the “Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Credit Agreement of $50,000,000. The principal amount under the Credit Agreement will be paid in monthly installments in an aggregate amount equal to 1.25% per annum of the original principal amount, 24 months following the Senior Secure Closing Date, with a maturity date through November 30, 2026. Interest will be paid, beginning December 31, 2021, in monthly installments equal to the floating base rate plus the applicable term margin, or 5.25%. The interest rate will not be less than 10% per annum or exceed 12% per annum. As of March 31, 2023 and December 31, 2022, the interest rate was 10% and 10%, respectively.

Two additional delayed draw term loans may be requested by the Company in an amount equal to the principal amount of $25,000,000 (or such lesser amount as agreed) each. The Company has optional and mandatory prepayments. Mandatory prepayments include any voluntary and involuntary sale or disposition of assets by the Company or any restricted subsidiaries. The outstanding principal amount of the obligation will be repaid by 100% of cash proceeds received from the sale or disposition of assets with certain exemptions as defined in the Credit Agreement. As of the Senior Secure Closing Date, the Company deposited an interest reserve in the amount of $3,000,000 into an escrow account and included as restricted cash in the Amended and Restated Condensed Consolidated Balance Sheets as of March 31, 2023 and December 31, 2022. Additionally, the Company’s real properties held in Glass House Farm LLC, Magu Farm LLC and GH Camarillo LLC were pledged as security.

The Credit Agreement contains a financial covenant which requires the Company to maintain liquidity in excess of $10,000,000 at all times. In March 2023, the Company entered into an amendment to the Credit Agreement by which the Senior Secured Lender waived and deferred enforcement of certain covenants which require the company to maintain a specific minimum debt service coverage ratio beginning with the quarter ending on June 30, 2023. In connection with the amendment to the Credit Agreement, the Company will pay an amount equal to 2% of the aggregate principal amount of the loan outstanding as of August 1, 2023.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.            NOTES PAYABLE AND CONVERTIBLE DEBENTURES (Continued)

Amendments to the Senior Secured Credit Agreement

On January 21, 2022, the Company amended and restated the Credit Agreement (the “1st Amendment”) wherein certain events of default were waived.

On May 12, 2022, the Company amended and restated the Credit Agreement (the “2nd Amendment”) wherein certain events of default were waived, and the Company entered into an incremental term loan in the amount of $10,000,000 (the “Incremental Term Loan”), for total available proceeds of $110,000,000. The Incremental Term Loan bore interest at a rate of 10% per annum and payable in monthly installments. In addition, a 1% fee of the outstanding principal amount of the Incremental Term Loan was payable in monthly installments beginning August 1, 2022, with a maturity date through October 31, 2022. In connection with the Incremental Term Loan, the Company issued 175,000 warrants to the Senior Secured Lender, with an exercise price of $11.50 per share, to acquire each Equity Share until June 26, 2026. The fair value of the warrants were determined using Level 1 inputs as these warrants are openly traded on a stock exchange. During the year ended December 31, 2022, the Company recorded an additional debt discount of $89,250 related to the change in terms of the Credit Agreement. In addition to receiving the $10,000,000 in Incremental Term Loan, the Company paid $579,000 in direct loan fees, which are recorded as a debt discount.

On August 30, 2022, the Company repaid the $10,000,000 Incremental Term Loan in cash. In accordance with ASC 470 “Modifications and Extinguishments,” the Company recorded $489,647 of unamortized debt discount as a loss on extinguishment of debt during the year ended December 31, 2022.

Convertible Debentures

The Company has an aggregate of 20,005 unsecured convertible debenture notes which consist of 12,003 debenture notes (the “Series A Notes”) and 8,002 debenture notes (the “Series B Notes”) (collectively, the “Plus Convertible Notes”). The Plus Convertible Notes accrue interest at 8.00% per annum payable in semi-annual arrears until April 15, 2027 (the “Maturity Date”). Interest is payable in cash, by the issuance of the Company’s Equity Shares or a combination of both at the sole discretion of the Company, based on the 10-day VWAP of the Equity Shares ending 5 trading days prior to the interest payment date with a fixed exchange rate of USD$1.00 to CAD$1.27.

The Series A Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the higher of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $4.08.

The Series B Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the lower of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $10.00 per Equity Share. In the event the Company’s Equity Shares achieve a closing price of $10.00 per share over any period greater than or equal to 20 consecutive trading days, each holder of the Series B Notes may elect to convert all or a portion of their holdings into the Company’s Equity Shares based on a conversion price of $10.00 per Equity Share. As of March 31, 2023, the Company recorded $11,894,989 and $4,111,095 for the Series A Notes and Series B Notes, respectively. The conversion features of the Series A Notes and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815. Accordingly, the fair value of the conversion features for the Series A Notes and Series B Notes were measured at fair value using a discounted cash flow model that is based on unobservable inputs. During the three months ended March 31, 2023 and 2022, the Company recorded a change in derivative asset of approximately $13,000 and nil, respectively, as a component of change in fair value of derivatives in the Amended and Restated Unaudited Condensed Interim Consolidated Statements of Operations.

Scheduled maturities of notes payable for the years ended December 31:

December 31:	Principal Payments
2023 (remaining)	$663,505
2024	7,554,232
2025	7,557,658
2026	34,436,308
2027	16,267,295
Thereafter	-

Total Future Minimum Principal Payments	$66,478,998

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.            SHAREHOLDERS’ EQUITY

As of March 31, 2023 and December 31, 2022, the authorized share capital of the Company is comprised of an unlimited number of (i) the Subordinate Voting Shares, (ii) the Restricted Voting Shares, (iii) the Limited Voting Shares, (iv) the Multiple Voting Shares and (v) the Preferred Shares.

Multiple Voting Shares

The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares have a three (3)-year sunset period that will expire June 29, 2024, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.

Equity Shares

The holders of each class of the Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of the Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and the Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of the Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably the Company’s remaining property along with all holders of the other classes of the Equity Shares (on a per share basis).

Exchangeable Shares of MPB Acquisition Corp.

Exchangeable Shares are part of the authorized share capital of MPB, a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. Until a holder exchanges their Exchangeable Shares for the Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.

The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. Pursuant to the terms of the Exchangeable Shares, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under US securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.            SHAREHOLDERS’ EQUITY (Continued)

Preferred Shares GH Group, Inc.

The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group is 50,000,000 of which 45,000,000 shares are designated as shares of Series A Preferred Shares (“GH Group Series A Preferred”), 55,000 shares are designated as shares of Series B Preferred Shares (“GH Group Series B Preferred”) and 5,000 shares of Series C Preferred Shares (“GH Group Series C Preferred”). Holders of the GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote. The GH Group Preferred Shares do not carry any voting rights and are not convertible. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to it stockholders, before any payment shall be made to the holders of GH Group common stock, of which holders of GH Group Series B Preferred are to receive payment prior to holders of GH Group Series A Preferred and GH Group Series C Preferred. GH Group has the right to redeem all or a portion of the GH Group Preferred Shares from a holder for an amount equal to the liquidation value and all unpaid accrued and accumulated dividends.

The GH Group Series A Preferred carries a 15% cumulative dividend rate, which increases by 5% in the year following the first anniversary of the date of issuance. The GH Group Series B Preferred and the GH Group Series C Preferred carry a 20% cumulative dividend rate, which increases by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. Dividends are payable if and when declared by GH Group’s board of directors.

There were nil and nil shares of the GH Group Series A Preferred issued and outstanding as of March 31, 2023 and December 31, 2022, respectively; there were 49,969 and 49,969 shares of the GH Group Series B Preferred issued and outstanding as of March 31, 2023 and December 31, 2022, respectively; and there were 5,000 and 4,700 shares of the GH Group Series C Preferred issued and outstanding as of March 31, 2023 and December 31, 2022, respectively. In accordance with the provisions above, the Company recorded dividends to the holders of the GH Group Preferred Shares in the amount of $2,831,990 and $869,721 for the three months ended March 31, 2023 and 2022, respectively.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

The Company recorded a loss attributable to a non-controlling interest during the three months ended March 31, 2023 and 2022 of $36,734 and $22,596, respectively. The value of the equity issuances issued to non-controlling interest members were determined using the estimated fair value of the equity of the Company.

Share and Equity Transactions During the Period

On March 31, 2023, the Company through its subsidiary, GH Group, closed on a private placement financing of 300 GH Group Series C Preferred Shares with an aggregate face value of $300,000. In conjunction with these transactions, the Company issued 200 Company warrants. The warrants have an exercise price of $5.00 per warrant which expire in August 2027. The Company recorded the fair value of the Series C Preferred Shares in the amount of $215,826, which is net of the value allocated to the newly issued warrants of $84,174. The Series C Preferred Shares are accounted for as mezzanine non-controlling Interest as the Series C Preferred Shares redemption feature is not in the sole control of the Company. The Series C Preferred Shares were recorded to its redemption value as of March 31, 2023 with an adjustment of $84,174.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.            SHAREHOLDERS’ EQUITY (Continued)

Variable Interest Entity

The below table summarizes information for entities the Company has concluded to be VIE’s as the Company possesses the power to direct activities through various agreements. Through these agreements, the Company can significantly impact the VIE and thus holds a controlling financial interest. This information represents amounts before intercompany eliminations.

As of and for the three months ended March 31, 2023, the aggregate balances of the VIE included in the accompanying Consolidated Balance Sheets and Consolidated Statements of Operations are as follows below.

2023
Current Assets	$128,816
Non-Current Assets	$2,329,865
Total Assets	$2,458,681

Current Liabilities	$7,500
Non-Current Liabilities	240,460
Total Liabilities	$247,960

Revenues, Net	$60,000
Net Income Attributable to Non-Controlling Interest	$28,192

15.            SHARE-BASED COMPENSATION

The Company has an amended and restated equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus, and restricted stock units (together, the “Awards”). The Awards are expensed and recorded as a component of general and administrative costs. The maximum number of the Awards that may be issued under the Incentive Plan is 10% of the fully-diluted Equity Shares of the Company (inclusive of the Equity Shares issuable in exchange for unrestricted Exchangeable Shares) as calculated using the treasury method. The Incentive Plan is an “evergreen” plan, meaning that if an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the Equity Shares allocable to the unexercised portion of an Award shall again become available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated by its terms), and the number of the Awards available for grant will increase as the number of issued and outstanding Equity Shares increases. Granting and vesting of the Awards are determined by and recommended to the Board for approval by the Compensation, Nomination and Corporate Governance Committee of the Board of Directors. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

Stock Options

A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

	Number of Stock Options	Weighted- Average Exercise Price
Balance as of December 31, 2022	1,452,887	$2.84
Forfeited	(580)	$3.08
Balance as of March 31, 2023	1,452,307	$2.84

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.            SHARE-BASED COMPENSATION (Continued)

The following table summarizes the stock options that remain outstanding as of March 31, 2023:

Security Issuable	Exercise Price	Expiration Date	Stock Options Outstanding
Equity Shares	$2.26	October 2024	629,641
Equity Shares	$3.08	April 2025	115,917
Equity Shares	$3.08	January 2026	598,054
Equity Shares	$4.60	October 2026	108,695

			1,452,307

As of March 31, 2023 and December 31, 2022, options vested and exercisable were 1,446,137 and 1,400,593, respectively. During the three months ended March 31, 2023 and 2022, the Company recognized $152,662 and $497,367, respectively, in share-based compensation expense related to these stock options and is included as a component of general and administrative expense in the Amended and Restated Unaudited Condensed Interim Consolidated Statements of Operations. As of March 31, 2023 options outstanding have a weighted-average remaining contractual life of 2.2 years.

Restricted Stock Units

A reconciliation of the beginning and ending balance of restricted stock units outstanding is as follows:

Number of Restricted Stock Units
Balance as of December 31, 2022	2,000,534

Granted	29,089
Converted	(155,721)

Balance as of March 31, 2023	1,873,902

During the three months ended March 31, 2023 and 2022, the Company recognized $1,478,426 and $2,185,090, respectively, in stock-based compensation related to restricted stock units and is included as a component of general and administrative expense in the Amended and Restated Unaudited Condensed Interim Consolidated Statements of Operations. The fair value of the restricted stock units issued during the three months ended March 31, 2023 were determined using the value of the Equity Shares at the time of grant.

Stock Appreciation Right Units

GH Group issued 230,752 stock appreciation rights (“SARs units”) to various employees of the Company. The SARs vest 33% one year after the grant date and the remaining 67% vest monthly over two years. Vested and exercised SARs will receive cash in the amount of the SARs exercised multiplied by the excess of the fair market value of an Equity Share over the stated strike price of the SAR. As the SARs are cash-settled, the Company recognizes the value of the SAR as liabilities which are included in accounts payable and accrued liabilities in the Amended and Restated Condensed Consolidated Balance Sheets. As of March 31, 2023, the Company recorded a liability of nil.

A reconciliation of the beginning and ending balance of the SARs outstanding is as follows:

Number of Stock Appreciation Rights Units
Balance as of December 31, 2022	99,861

Forfeited	(13,503)

Balance as of March 31, 2023	86,358

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.            SHARE-BASED COMPENSATION (Continued)

During the three months ended March 31, 2023 and 2022, the Company recognized nil and $68,665, respectively, in expense related to the SARs units.

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

	Number of Warrants	Weighted- Average Exercise Price
Balance as of December 31, 2022	44,258,882	$9.80

Granted	60,000	$5.00
Balance as of March 31, 2023	44,318,882	$9.80

The following table summarizes the warrants that remain outstanding as of March 31, 2023:

Security Issuable	Exercise Price	Expiration Date	Warrants Outstanding	Warrants Exercisable
Equity Shares	$11.50	June 2026	30,664,500	30,664,500
Equity Shares	$10.00	June 2024	2,654,445	2,654,445
Equity Shares	$5.00	August 2027	10,999,937	10,999,937
			44,318,882	44,318,882

For the three months ended March 31,2023, the fair value of the warrants granted with a fixed exercise price and fair valued using level 3 inputs, was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

2023
Weighted-Average Risk-Free Annual Interest Rate	3.60%
Weighted-Average Expected Annual Dividend Yield	0.0%
Weighted-Average Expected Stock Price Volatility	105.50%
Weighted-Average Expected Life in Years	5.00
Weighted-Average Estimated Forfeiture Rate	0.0%

During the three months ended March 31, 2023, the weighted-average fair value of warrants granted was $1.95, per warrant. There were no warrants issued during the three months ended March 31, 2022 that required fair valuing using level 3 inputs. As of March 31, 2023, warrants outstanding have a weighted-average remaining contractual life of 3.4 years.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.            LOSS PER SHARE

The following is a reconciliation for the calculation of basic and diluted loss per share for the three months ended March 31, 2023 and 2022:

	2023	2022
Net Loss Attributable to the Company	$(34,746,427)	$(20,390,798)
Less Dividends and Increase in Redemption Values of GH Group Preferred Shares	(2,916,164)	-

Net Loss Attributable to the Company	(37,662,591)	(20,390,798)

Weighted-Average Shares Outstanding - Basic and Diluted	72,460,677	57,200,435

Loss Per Share Attributable to the Company - Basic and Diluted	$(0.52)	$(0.36)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, warrants and share options are anti-dilutive.

17.            PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consists of the following for the three months ended March 31, 2023 and 2022:

	2023	2022
Current:
Federal	$1,808,472	$528,650
State	489,300	227,262

Total Current	2,297,772	755,912

Deferred:
Federal	46,715	(1,616,145)
State	29,774	(537,436)

Total Deferred	76,489	(2,153,581)

Total Provision for Income Taxes	$2,374,261	$(1,397,669)

The Company has used a discrete effective tax rate method to calculate taxes for the three months ended March 31, 2023 and 2022. The Company determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the fiscal three-month periods ended March 31, 2023 and 2022.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

The Company has determined that the tax impact of its corporate overhead allocation was less likely than not to be sustained on the merits as required under ASC 740 “Income Taxes” due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits as of March 31, 2023 and December 31, 2022, potential benefits of $4,681,541 and $4,291,319, respectively, that if recognized would impact the effective tax rate on income from operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.            PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

The Company’s evaluation of tax positions was performed for those tax years which remain open for audit. The Company on occasion may be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of March 31,2023, the Company’s federal tax returns since 2019 and state tax returns since 2018 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

18.            COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licensed and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state statues, regulations, and ordinances as of March 31, 2023 and December 31, 2022, cannabis laws and regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Royalty

Effective as of May 9, 2019, Sweet & Salty, Inc., a California corporation (“Lender”), and GH Brands LLC, a California limited liability company and subsidiary of the Company (“GH Brands”), entered into a License and Services Agreement, pursuant to which Lender granted to GH Brands an exclusive, transferable, sublicensable, right and license to use, exploit and incorporate the name, nicknames, initials, signature, voice, image, likeness, and photographic or graphic representations of likeness, statements and biography of the artist Annabella Avery Thorne, professionally known as Bella Thorne, for all purposes relating to or in connection with the development, quality control, cultivation, extraction, manufacture, production, branding, testing, advertising, marketing, promotion, commercialization, packaging, distribution, exploitation and/or sale of the products of GH Brands and its affiliates. The term of the License and Service Agreement is 3 years, with the right to renew upon 60 days prior notice for an additional 2-year term. Royalty fees for Bella Thorne branded boxes are 10% for the 1st year and 12% for years 2 to 5. Royalty fees for flower products and accessories are 6% for the 1st year, 7% for the 2nd year and 8% for years 3 to 5. Minimum guarantee fees are recoupable against royalties for an initial term of $1,000,000 ($50,000 initial payment, $200,000 for the 1st year, $375,000 for the 2nd year and $375,000 for the 3rd year). The agreement provides an option to renew for a 2-year term with a guaranteed minimum fee of $1,500,000 ($750,000 for the 4th year and $750,000 for the 5th year). During the three months ended March 31, 2023 and 2022, the Company recognized expenses related to these royalties in the amount of $30,206 and $93,750, respectively. As of March 31, 2023 and December 31, 2022, the Company has $508,333 and $508,333, respectively, due under this royalty agreement which are included in accounts payable and accrued liabilities in the Amended and Restated Condensed Consolidated Balance Sheets. The Company has not exercised the option to renew the License and Services Agreement.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2023 and December 31, 2022, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the Consolidated Financial Statements relating to claims and litigations. As of March 31, 2023 and December 31, 2022, there were also no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.            COMMITMENTS AND CONTINGENCIES (Continued)

Element 7 Transaction and Litigation

Effective February 23, 2021, GH Group entered into a Merger and Exchange Agreement (the “E7 Merger Agreement”) with Element 7 CA, LLC (“E7”) whereby GH Group had the right, subject to satisfactory completion of due diligence and other conditions, to obtain all of the limited liability company membership or other equity interests held by E7 in seventeen holding companies that hold the rights to certain in-process state and local cannabis retail licenses or license applications, some of which are partially owned. In addition, GH Group entered into a License Development and Consulting Agreement (the “E7 License Agreement”, and together with the E7 Merger Agreement, the “E7 Agreements”) with E7 to provide certain retail consulting services to develop and obtain up to thirty-four cannabis retail licenses in exchange for the payment of certain fees as set forth in the E7 License Agreement. In November 2021, GH Group terminated the E7 Agreements based on a breach of contractual terms by E7, and as of December 31, 2021, GH Group had converted certain pre-closing financing payments and consulting fees into notes receivable in the amount of $2,274,167. As of March 31, 2023 and December 31, 2022, the notes receivable was fully reserved by the Company. As of December 31, 2021, the Company had received certain limited liability company membership or other equity interests in one E7 entity out of seventeen entities that were contractually committed to be transferred under the E7 Merger Agreement.

On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against E7 and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements.

The court proceeding was subsequently withdrawn by the Company without prejudice, and on March 13, 2022, GH Group entered into an agreement with American Patriot Brands, Inc. (“APB”) to jointly file suit against Element 7 to enforce the transfer of certain contractually committed licenses (the “Joint Litigation Agreement”). GH Group and APB jointly refiled a complaint against Element 7 in the Superior Court of California, County of Los Angeles (Case No. 22STCV09323). The Superior Court severed the claims of GH Group and APB, which resulted in APB’s claims remaining in Superior Court and GH Group’s claims being adjudicated in Signature Arbitration (Case No. LQMGL) (collectively, the “Element 7 Proceeding”).

Under the terms of the Joint Litigation Agreement, GH Group will pay all legal fees for GH Group and APB’s joint litigation against Element 7. GH Group will have the option to purchase any E7 license or licensed entity interests recovered by APB from Element 7 that were included in the E7 Merger Agreement, that either have a state or local permit and a valid lease, or a local permit that is without a real property site but is in a competitive license jurisdiction, in each case at a valuation of $750,000 per E7 license or licensed entity, paid in Equity Shares at the 10-day VWAP calculated as of the date of such purchase. In addition, under the Joint Litigation Agreement, GH Group also has the right of first refusal to purchase any other E7 licenses or licensed entity outside of the foregoing groups, and the right to terminate the Joint Litigation Agreement at any time.

19.            RELATED PARTY TRANSACTIONS

Leases

Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213,049 increasing to $243,491 for years two to five. Rent expense for the three months ended March 31, 2023 and 2022 were $60,873 and $60,873, respectively.

3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64,477 increasing to $69,352 for year two and increasing five percent per annum thereafter. Rent expense for the three months ended March 31, 2023 and 2022 were $19,115 and $18,494, respectively.

Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commences on the first calendar day after the Company publicly announces the opening of the retail location at the leased property (“Commencement Date”), provides for an initial monthly rent of $5,000 starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment will be $144,000 and increasing three percent per annum thereafter. Rent expense for the three months ended March 31, 2023 and 2022 were $67,250 and nil, respectively.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.            RELATED PARTY TRANSACTIONS (Continued)

In August 2022, Kazan Trust dated December 10, 2004, a trust owned by an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36,489 increasing three percent per annum thereafter. Rent expense for the three months ended March 31, 2023 and 2022 were $9,122 and nil, respectively.

Consulting Agreement

Beach Front Property Management Inc, a company that is majority-owned by an executive and board member of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $10,860 for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the three months ended March 31, 2023 and 2022 were $32,580 and $32,580, respectively.

20.            SEGMENT INFORMATION

Previously, the Company had one reportable segment. However, during the period ended March 31, 2023, the Company determined there are now three reportable segments due to changes in the economic characteristics including projected changes in long-term gross profit and changes in its distribution model of its operating segments, accordingly, prior amounts have been reflected to conform with the current year presentation.

Operations by reportable segment for the year ending March 31, 2023 are as follows:

	Period Ended March 31, 2023
	Retail	Wholesale Biomass	CPG	Corporate & Other	Total
Total Revenues	$9,372,701	$14,466,872	$3,715,137	$-	$27,554,710
Cost of Goods Sold	4,092,065	8,302,087	2,586,707	-	14,980,859
Gross Profit	5,280,636	6,164,785	1,128,430	-	12,573,851

General and Administrative	3,109,145	1,959,327	283,503	6,034,077	11,386,052
Sales and Marketing	345,366	26,845	66,784	213,258	652,253
Professional Fees	54,589	67,353	62,672	1,315,320	1,499,934
Depreciation and Amortization	231,509	2,930,292	178,001	496,588	3,836,390
Impairment Expense for Goodwill	-	-	-	14,143,983	14,143,983
Impairment Expense for Intangible Assets	-	-	-	5,526,000	5,526,000
Income (Loss) from Operations	1,540,027	1,180,968	537,470	(27,729,226)	(24,470,761)

Other Expense (Income):
Interest Expense	266	10,074	3,090	2,066,864	2,080,294
Interest Income	(34)	-	-	(45,000)	(45,034)
Loss on Equity Method Investments	-	-	-	2,263,697	2,263,697
Loss on Change in Fair Value of Derivative Liabilities	-	-	-	(13,227)	(13,227)
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	-	-	-	3,409,774	3,409,774
Other Expense, Net	(1,587)	168,576	57,592	18,054	242,635
Total Other Expense	(1,355)	178,650	60,682	7,700,162	7,938,139

Income (Loss) Before Provision for Income Taxes	$1,541,382	$1,002,318	$476,788	$(35,429,388)	$(32,408,900)

Total Assets	$23,226,062	$213,338,230	$14,704,356	$73,426,673	$324,695,321

Operations by reportable segment for the year ending March 31, 2022 are as follows:

	Period Ended March 31, 2022
	Retail	Wholesale Biomass	CPG	Corporate & Other	Total
Total Revenues	$4,858,232	$5,122,004	$2,189,906	$-	$12,170,142
Cost of Goods Sold	2,702,101	5,522,176	2,241,336	-	10,465,613
Gross Profit	2,156,131	(400,172)	(51,430)	-	1,704,529

General and Administrative	1,222,706	1,429,623	220,005	6,550,963	9,423,297
Sales and Marketing	171,329	6,250	123,568	564,613	865,760
Professional Fees	43,060	46,712	47,100	2,433,634	2,570,506
Depreciation and Amortization	84,592	2,262,475	166,600	93,827	2,607,494
(Loss) from Operations	634,444	(4,145,232)	(608,703)	(9,643,037)	(13,762,528)

Other Income (Expense):
Interest Expense	-	7,778	3,400	1,186,351	1,197,529
Loss on Equity Method Investments	-	-	-	353,659	353,659
(Gain) on Change in Fair Value of Contingent Liabilities and Shares Payable	-	-	-	6,481,242	6,481,242
Other (Income) Expense, Net	(6,660)	(209)	48	22,926	16,105
Total Other Expense (Income)	(6,660)	7,569	3,448	8,044,178	8,048,535

(Loss) Before Provision for Income Taxes	$641,104	$(4,152,801)	$(612,151)	$(17,687,215)	$(21,811,063)

Total Assets	$6,912,352	$207,210,556	$12,989,806	$45,720,086	$272,832,800

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

21.            SUBSEQUENT EVENTS

Senior Secured Credit Agreement Amendment

As of the date of the issuance of these financial statements, the Company entered into an amendment to the Credit Agreement by which the Senior Secured Lender waived the violations and agreed to extend the DSCR covenant for each fiscal quarter beginning on June 30, 2023. In connection with the amendment to the Credit Agreement, the Company will pay an amount equal to 2% of the aggregate principal amount of the loan outstanding on August 1, 2023.

Acquisition of Turlock

On April 21, 2023, the Company completed the acquisition of NHC Turlock, LLC, a California retail dispensary, through GHG-NHC Turlock Inc., a wholly-owned subsidiary of the Company. Pursuant to the terms of the merger agreement, calculation and payment of consideration for the acquisition of NHC Turlock will occur at the end of its sixth full quarter of operations (“Turlock Earnout Date”), at twenty-four times its annualized EBITDA in that quarter ("Turlock Contingent Consideration") offset by the amount owed by the seller of NHC Turlock to the Company under a note receivable. The Turlock Contingent Consideration is comprised of 80% in deferred Equity Shares and 20% in long-term debt. The deferred Equity Shares payable are to be issued upon the earlier of: 1) the Turlock Earnout Date or 2) April 21, 2025. The fair value of the deferred Equity Shares payable is to be determined using the volume-weighted average price (VWAP) for the day immediately preceding the date of issuance. The long-term debt portion of the Turlock Contingent Consideration will be in the form of an unsecured, subordinated promissory note bearing interest of 8% annually and maturing after the four-year anniversary of the closing date.

As of the date of acquisition, the fair value of the Turlock Contingent Consideration was determined to be nil based on the Company's forecasts of future EBITDA, and as a result, the total consideration was estimated to be the balance of the note receivable of $1,578,428. The Company recorded $250,000 in inventory and $1,328,428 of intangible assets for NHC Turlock's cannabis license and assumed the lease related to this entity. The Company analyzed the transaction under ASC 805 “Business Combination” and determined that it did not meet the criteria of a business and accounted for this transaction as an asset acquisition.

Issuance of D Preferred Shares

During the year ended December 31, 2023, the Company issued 1,300,006 Equity Shares in relief of the shares payable as contractually required. Accordingly, the Company reclassified $4,446,000 of shares payable to equity.

During the year ended December 31, 2023, the Company through its subsidiary, GH Group, closed on a private placement financing of 15,000 GH Group Series D Preferred Shares with an aggregate face value of $15,000,000. In conjunction with these transactions, the Company issued 3,000,000 Company warrants. The warrants have an exercise price of $6.00 per warrant which expire in August 2028. The Company recorded the fair value of the Series D Preferred Shares in the amount of $6,974,262, which is net of the value allocated to the newly issued warrants of $5,709,193. The Series D Preferred Shares are accounted for as mezzanine non-controlling Interest as the Series D Preferred Shares redemption feature is not in the sole control of the Company.

ATES Enterprises, LLC Lease Settlement

On November 2, 2023, GH Group entered into a settlement agreement and general release with respect to a lawsuit that was filed on August 16, 2023, against ATES Enterprises, LLC (“ATES”), a former subsidiary of the GH Group, concerning a breach of contract and breach of personal guaranty relating to a lease for certain real property located at 2040-2050 W. 16th Street in Long Beach, California. While GH Group was not a party to the lease and ATES was previously divested by GH Group, GH Group maintained certain indemnity obligations related to the lease.  In the lawsuit, the landlords were claiming over $750,000 in damages. GH Group ultimately agreed to pay the landlords $400,000 to settle the case. During December 31, 2023, the Company accrued the $400,000 settlement which has been paid in full as of December 31, 2023.

Catalyst

Subsequent to March 31, 2023, the Company became the plaintiff in litigation in the Central District Superior Court of the County of Los Angeles against Elliot Lewis (“Lewis”), Damian Martin (“Martin”), South Cord Holdings LLC (“SCH”), and South Cord Management LLC (“SCM”) (collectively, “Catalyst Defendants”) following various public, false, and defamatory statements by Lewis and Martin, co-founders of SCM and SCH, that the Company is the “largest black marketeer” of cannabis in the history of the United States, only 25% of the Company’s cultivated cannabis is sold through legal channels, and therefore 70-80% is sold illegally, and that the Company is engaging in illicit conduct to avoid taxes. The Company continues to vigorously pursue its defamation claims and otherwise assert its rights with respect to the outrageous and defamatory statements of the Catalyst Defendants.

The Company also became the defendant in litigation in the Central District Superior Court of the County of Los Angeles filed by 562 Discount Med, Inc. (“Discount Med”), an affiliate of SCH and SCM. Discount Med has asserted claims against the Company for violation of California Business & Professions Code Section 17200 et seq., California's Unfair Competition Law. Discount Med similarly alleged, like the Catalyst Defendants, that the Company is the “largest black marketeer” of cannabis in California and has purposefully structured its business to profit from the illicit market. The Company has denied all such allegations and asserted affirmative defenses.

Element 7

On September 19, 2023, Element 7, APB and GH Group entered into a Settlement and General Mutual Release Agreement (the “Element 7 Settlement”), where Element 7 agreed to pay GH Group $2,865,000 to settle the Element 7 Proceeding; provided, that if Element 7 pays GH Group $1,865,250 by December 15, 2023, then Element 7 shall be entitled to a credit of $999,750 towards the $2,865,000 payment. In addition, Element 7 would retain ownership of its retail licenses.

On March 6, 2024, the Superior Court of Los Angeles entered into a Final Judgment and Order against Element 7 for the amount of $2,865,000 in favor of GH Group.

Other

On January 30, 2024, the Company announced that it has begun cultivation in its newly retrofitted Greenhouse 5 at the SoCal Facility.

On February 8, 2024, the Company announced that John Pérez has stepped down from the Board due to increasing commitments with his current employer.

On February 23, 2024, the Company entered into Amendment Number Five to Credit Agreement, Waiver, and Consent with the Senior Secured Lender to among other things approve of the Series C and D Offerings and to amend the Credit Agreement to change the Minimum EBITDA requirement to have an annualized EBITDA of $20 million for the fiscal quarter period ending December 31, 2023, a LTM EBITDA of $20 million for the fiscal quarter period ending March 31, 2024 and June 30, 2024, and a LTM EBITDA of $22.5 million for each month ending on July 31, 2024 and for each month ending thereafter.